Exhibit 19.1
Veeco Instruments Inc.
SECURITIES TRADING POLICY

Policy:	Securities Trading Policy
Last Updated:	July 1, 2023
What is it?	A policy to facilitate awareness of, and compliance with, the regulations established by the Securities and Exchange Commission covering trading in Veeco stock by employees, officers and directors.
Why do we have it?	To ensure that the Company and its employees, officers and directors observe all applicable laws and regulations when engaging in transactions involving Veeco securities.
Who needs to know?	This policy applies to all employees, officers and directors of Veeco and its subsidiaries in all locations worldwide.
What could happen if you don’t know and follow the policy?

Individuals who do not know/follow this policy are subject to appropriate disciplinary action, up to and including possible termination of employment.

See the "Penalties for Noncompliance" section in the Policy for a more detailed description of these potential repercussions.

Related Documents:	Exhibit A -- Guidelines for Rule 10b5-1 Plans
For more info, contact:	General Counsel

Veeco Instruments Inc.

Securities Trading Policy

Purpose

The United States Securities and Exchange Commission (“SEC”) has established regulations applicable to the Company and its employees, officers and directors when trading Veeco securities. Failure to follow these regulations could result in serious repercussions to both the Company and the individual. See "Penalties for Noncompliance" below for a more detailed description of these potential repercussions. Veeco has adopted this Policy to facilitate awareness of, and compliance with, these regulations, when applicable, by employees, officers and directors.

Responsibility

Managers will be responsible for ensuring awareness of and compliance with this Policy by those under their direct or indirect supervision. Remember, however, that the ultimate responsibility for adhering to the Policy and avoiding improper transactions rests with you. In this regard, it is imperative that you use your best judgment. Anyone subject to this Policy has ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in Company securities while in possession of material nonpublic information. In all cases, the responsibility for determining whether you are in possession of material nonpublic information rests with you, and any action on the part of the Company, any Policy Administrator, or any other officer, director or employee pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate you from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws, as described below in more detail under the heading “Penalties for Noncompliance.”

Administration

The General Counsel shall serve as the Policy Administrator for the purposes of this Policy, and in his or her absence, the Chief Financial Officer or another employee designated by the Policy Administrator shall be responsible for administration of this Policy. All determinations and interpretations by the Policy Administrator shall be final and not subject to further review.

Policy

Veeco officers, directors and employees should observe all applicable laws and regulations when engaging in transactions involving Veeco securities so as to avoid not only the occurrence, but also the appearance, of impropriety.

Transactions Subject to the Policy

This Policy applies to transactions in the Company’s securities, including the Company’s common stock, options to purchase common stock, or any other type of securities that the Company may issue, including but not limited to preferred stock, convertible debentures and warrants, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company’s securities.

Do Not Trade When You Have Material Nonpublic Information (Not Even During a "Safe" Period).

Any person possessing material nonpublic information concerning the Company should not:

●	engage in any transactions involving the Company's securities, not even during a "safe" period (as defined below), until such information becomes public in accordance with the guidelines set forth in this Policy, except as otherwise specified in this Policy;
●	recommend the purchase or sale of any Company securities;
●	disclose material nonpublic information to persons within the Company whose jobs do not require them to have that information, or outside of the Company to other persons, including but not limited to family, friends, business associates, investors and expert consulting firms, unless any such disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company; or

●	assist anyone engaged in the above activities.

In addition, it is the policy of the Company that no director, officer or other employee of the Company (or any other person designated as subject to this Policy) who, in the course of working for the Company, learns of material nonpublic information about a company with which the Company does business, including a customer or supplier of the Company, may trade in that company’s securities until the information becomes public or is no longer material.

Federal securities laws provide that no one who has material nonpublic information relating to the Company may buy or sell Company securities or engage in any other action to take advantage of, or pass on to others, that information. This trading prohibition also applies to inside information relating to any other company, including the Company's customers, suppliers and business partners. These trading restrictions do not apply to transactions made under an approved Rule 10b5-1 trading plan.

For more information regarding the definition of material nonpublic information, see "When Is Material Inside Information Considered Public" below. When in doubt, the presumption must be that the information in question is material and nonpublic.

What Is Considered “Material” Information? Information is deemed “material” if it would be considered important by a reasonable investor when deciding whether to buy, sell or refrain from any activity regarding a security. Further, information would be considered material if it were likely to have a significant impact on the market price of the security. For example, it is probable that the following information would be deemed material:

●	annual or quarterly financial results;
●	significant change in earnings, sales, bookings or related projections;
●changes to previously announced earnings guidance;
●	significant development projects, financings, joint ventures, acquisitions, divestitures, or business combinations;
●bank borrowings or other financing transactions out of the ordinary course;
●the establishment, material amendment or termination of a repurchase program for Company securities;
●	new equity or debt offerings;
●	gain or loss of a significant customer, supplier or order;
●	major management changes;
●	significant product announcements;
●a change in dividend policy;
●	stock splits;
●a change in auditors or notification that the auditor’s reports may no longer be relied upon;
●the imposition of a ban on trading in Company securities or the securities of another company; or
●	significant litigation exposure due to actual or threatened litigation.

The materiality of particular information is subject to reassessment on a regular basis. For example, the information may become stale because of the passage of time, or subsequent events may supersede it. But, for so long as the information remains material and nonpublic, it must be maintained in strict confidence and not used for trading purposes. In evaluating whether any information is "material", you should remember that someone else may be viewing a securities transaction by you with the benefit of "20/20 hindsight" -- if in doubt, assume that the information is material.

When Is Material Inside Information Considered Public? Material information is not generally considered publicly disclosed for insider trading purposes until the information has been adequately disseminated to the public and investors have been able to evaluate it. The mere public announcement of information is not sufficient. Generally, information regarding relatively simple matters, such as earnings results, will be deemed to have been adequately disseminated and absorbed by the marketplace 48 hours after its release. When more complex matters, such as a prospective major development project, joint venture, acquisition or disposition, are announced, it may be necessary to allow additional time for the information to be digested by investors. In such circumstances, you should consult with the Policy Administrator regarding a suitable waiting period before trading.

Prohibited Transactions

The Company has determined that there is a heightened legal risk and/or potential for the appearance of improper or inappropriate conduct if the persons subject to this Policy engage in certain types of transactions. It therefore is the Company’s policy that such persons may not engage in any of the following transactions:

1.	Short-term Trading (Less Than Six Months Between Buy and Sell). Any Company securities should be held for a minimum of six months, and ideally longer. The SEC's short-swing profit rule prevents directors and executive officers, who are deemed to be Veeco "affiliates" from selling any Veeco securities within six months of a purchase (or buying Veeco securities within six months of a sale). The Company advises that no Company personnel should appear to be speculating in Company securities. If there is an emergency situation, such as a sudden and significant change in financial circumstances which dictates that recently acquired securities be sold, an employee should contact the Policy Administrator to determine if a waiver to this Policy is available. For these purposes, the "purchase” date for shares purchased under Veeco's Employee Stock Purchase Plan will be the date on which participants elected to participate in the Plan.
2.	Short Sales. Short sales of Company securities (i.e., the sale of a security that the seller does not own) may evidence an expectation on the part of the seller that the securities will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in the Company’s prospects. In addition, short sales may reduce a seller’s incentive to seek to improve the Company’s performance. For these reasons, short sales of Company securities are prohibited. In addition, Section 16(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) generally prohibits officers and directors from engaging in short sales. (Short sales arising from certain types of hedging transactions are governed by the paragraph below captioned “Hedging Transactions.”)
3.	Publicly-Traded Options. Given the relatively short term of publicly-traded options, transactions in options may create the appearance that a director, officer or employee is trading based on material nonpublic information and focus a director’s, officer’s or other employee’s attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, transactions in put options, call options or other derivative securities, on an exchange or in any other organized market, are prohibited by this Policy. (Option positions arising from certain types of hedging transactions are governed by the following paragraph.)
4.	Hedging Transactions. Hedging or monetization transactions can be accomplished through a number of mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Such hedging transactions may permit a person to continue to own Veeco securities, but without the full risks and rewards of ownership. When that occurs, the director, officer or employee may no longer have the same objectives as Veeco’s other shareholders. Therefore, directors, officers and employees are prohibited from engaging in any such transactions.
5.	Margin Accounts and Pledged Securities. Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in

Company securities, directors, officers and other employees are prohibited from holding Company securities in a margin account or otherwise pledging Company securities as collateral for a loan. (Pledges of Company securities arising from certain types of hedging transactions are governed by the paragraph above captioned “Hedging Transactions.”)

Transactions Under Company Plans.

This Policy does not apply to the following transactions, except as specifically noted:

1.	Stock Option Exercises. This Policy does not apply to the exercise of an employee stock option acquired pursuant to Veeco’s option plans where you continue to hold all of the shares as to which the option was exercised. This Policy also does not apply to the exercise of a stock withholding or tax withholding right pursuant to which a person has elected to have Veeco withhold shares subject to an option to pay the option exercise price and/or to satisfy tax withholding requirements. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option and/or meet tax withholding requirements associated with that exercise.
2.	Restricted Stock Awards. This Policy does not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which you elect to have Veeco withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The Policy does apply, however, to any market sale of restricted stock.
3.	Other Similar Transactions. Any other purchase of Veeco securities from Veeco or sales of Veeco securities to Veeco is not subject to this Policy.

Transactions Not Involving a Purchase or Sale.

Bona fide gifts of securities generally are not transactions subject to this Policy.

However, under Section 16 of the Exchange Act, bona fide gifts of securities are required to be reported to the Securities and Exchange Commission on Form 4 by the end of the second business day after the gift transaction. If the Company assists in your SEC reporting, you must pre-clear gifts as described below under the heading “Special Provisions for Affiliates: Pre-Clear Trades and Report Transactions.”

Use a Knowledgeable Stockbroker.

Make trades only through Fidelity or another broker who is aware of your position with the Company and who will keep applicable trading restrictions (including those applicable to affiliates) in mind when placing trades for you. Use only Fidelity when exercising stock options (unless you are a Veeco "affiliate," in which case special provisions apply). Remember, however, that a broker has no legal responsibility for a client's Section 16 filing or short-swing profit rule violations; hence, the best protection will come from your own awareness of your obligations in and limitations on buying or selling Company securities. However, use of the same broker consistently will provide you with a good service to help you constantly monitor your compliance not only with this Policy but also your other securities laws obligations.

Maintain the Confidentiality of All Inside Information.

Do not talk to anyone outside of Veeco about Veeco's operations, business or stock. Refer all inquiries as to such matters to Veeco's Investor Relations department, Chief Financial Officer or Chief Executive Officer.

You should maintain all nonpublic information about the Company in strict confidence and should not communicate such information to any person unless the person has a need to know the information for legitimate, Company-related reasons, and then only after assuring that the information will be kept confidential. You should be discreet with inside information and not discuss it in public places where it can be overheard such as elevators, restaurants, taxis and airplanes. To avoid even the appearance of impropriety, you should refrain from providing advice or making recommendations regarding the purchase or sale of the Company's securities or those of our customers, suppliers or business partners.

You must not pass material nonpublic information on to others (known as "tippees"). The penalties described under "Penalties for Noncompliance" below apply to "tippers," whether or not you, as a "tipper," derive any benefit from your tippee's actions.

For Employees Subject to Trading Windows, Trade Only During "Safe" Periods.

Because of access to sensitive financial and other information, executive officers, certain designated employees and members of our board of directors (collectively, "Insiders"), as well as the Family Members and Controlled Entities of such persons, may not engage in any trading of Veeco securities except during "safe" periods—periods in which information available to the public concerning the Company is at its highest level and confidential information generally is at its lowest. The "safe" periods generally commence on the second business day following the public release of Veeco's summary quarterly or annual financial results and continue through the second Friday of the final fiscal month of the fiscal quarter; provided, that, if the public release of Veeco's summary quarterly or annual financial results is made prior to the opening of regular trading on a business day, then the “safe” period will generally commence at the opening of regular trading on the trading day following the date of public disclosure. The actual start and end dates for each particular "safe" period will be announced by the Policy Administrator prior to the commencement of such "safe" period. A current list of Insiders will be maintained by the Policy Administrator and will be posted on Veeco's internal website. These trading restrictions do not apply to transactions made under an approved Rule 10b5-1 trading plan.

In addition, the Company may from time to time recommend that Insiders (or all employees generally) suspend trading in the Company's securities because of developments known to the Company and not yet disclosed to the public (an “Event-Specific Restriction”). In such event, Insiders (or all employees) are advised not to engage in any transaction involving the purchase or sale of the Company's securities during such period and should not disclose to others the fact of such suspension of trading. Even if you have not been designated as a person who should not trade due to an Event-Specific Restriction, you should not trade while aware of material nonpublic information.

Please realize that the "safe" periods are of general applicability only and do not serve to permit otherwise illegal trades. Other events or developments during such periods may still enable Insiders to be in possession of material nonpublic information -- in such event, Insiders still may not trade. Trading in the Company's securities during a "safe" period should not be considered a safe harbor, and Insiders should exercise good judgment at all times.

The restrictions described above do not apply to those transactions to which this Policy does not apply, as described above under the headings “Transactions Under Company Plans” and “Transactions Not Involving a Purchase or Sale.” Further, the restrictions described above and the requirement for pre-clearance, as described immediately below, do not apply to transactions conducted pursuant to approved Rule 10b5-1 Plans, described under the heading “Rule 10b5-1 Plans.”

Special Provisions for Affiliates: Pre-Clear Trades and Report Transactions.

Under SEC rules, "affiliates" of Veeco (Veeco's directors and executive officers, including family members and others in the affiliate's household) are required to report transactions in Veeco's equity securities within two business days from the date of any such transaction. Such filings must be submitted electronically using the SEC's EDGAR system.

As a courtesy to such individuals, Veeco will prepare and submit these filings on the individual's behalf, although this filing continues to be a legal obligation of each affiliate. To enable Veeco to prepare and submit these forms, affiliates must "pre-clear" all trades in Veeco securities with the Policy Administrator. We ask that this process be completed as early as possible (if possible, at least two days before the anticipated transaction) to ensure compliance with the requirements. For transactions to be made under an approved Rule 10b5-1 trading plan, see “Rule 10b5-1 Plans” below.

Even with the reporting, it continues to be each affiliate's responsibility to refrain from trading on inside information and to comply with the other requirements of Veeco's Security Trading Policy—the pre-clearance procedure does not change this.

If transactions are not reported in accordance with these guidelines, Veeco may not be able to timely file the report on behalf of the affiliate. Any late filings are required to be reported in Veeco's proxy statement in a separately captioned section, including the names of the delinquent filers. The SEC has the ability to take enforcement action and to seek equitable relief against late or delinquent filers.

Rule 10b5-1 Plans.

Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability under Rule 10b-5. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a Rule 10b5-1 plan for transactions in Company securities that meets certain conditions specified in the Rule (a “Rule 10b5-1 Plan” or “Plan”). If the Plan meets the requirements of Rule 10b5-1, Company securities may be purchased or sold without regard to certain insider trading restrictions. A Rule 10b5-1 Plan must be pre-cleared by the Policy Administrator and meet the requirements of Rule 10b5-1 and the “Guidelines for Rule 10b5-1 Plans,” attached hereto as Exhibit A.

If you are a director or executive officer of the Company, you should understand that pre-clearance or adoption of a preplanned selling program under Rule 10b5-1 in no way reduces or eliminates your obligations under Section 16 of the Exchange Act, including your disclosure and short-swing trading liabilities thereunder.

If any questions arise, you should consult with your own counsel in implementing, a Rule 10b5-1 Plan.

These Rules Apply to Family and Household Members.

This Policy applies to your family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Company securities (collectively referred to as “Family Members”). You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in Company securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account. This Policy does not, however, apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or your Family Members.

These Rules Apply to Entities that You Influence or Control.

This Policy applies to any entities that you or a Family Member influence or control, including any corporations, partnerships or trusts (collectively referred to as “Controlled Entities”), and transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account.

Report Policy Violations. Prevent Insider Trading By Others.

You should report any violations of this Policy to Veeco’s General Counsel promptly. If you would prefer to keep your report confidential, please contact Veeco’s Employee Hotline:

By telephone:	Within the U.S.A.: Dial 888-419-0572 Outside the U.S.A.: • Dial the AT&T USA Direct Access Number for your country, which can be found at: business.att.com/bt/access.jsp?c=C • Then dial 888-419-0572
By internet:	veeco.ethicspoint.com

The SEC also has authority under the Insider Trading and Securities Fraud Enforcement Act (the “Insider Trading Act”) to bring a civil action against any "controlling person" who knows of, or recklessly disregards, a likely insider trading violation by a person under that person’s control and fails to take appropriate steps to prevent the violation from occurring. A successful action by the SEC under this provision can result in a civil fine equal to the greater of $1 million and three times the profit gained or loss avoided.

The Company, its officers, directors and some supervisory personnel, could be deemed controlling persons subject to potential liability under the Insider Trading Act. Accordingly, it is incumbent on these persons to maintain an awareness of possible insider trading violations by persons who could be deemed to be under their control and to take measures where appropriate to prevent such violations. In the event anyone becomes aware of the possibility of such a violation, he or she should contact the Policy Administrator immediately.

Penalties for Noncompliance.

In addition to civil and criminal liability imposed by federal securities laws on individuals who commit insider trading violations, the Insider Trading Act provides for civil and criminal liability for companies and other "controlling persons," including department managers and other supervisors, for trading violations by company personnel. The consequences of insider trading violations can be staggering.

For individuals who trade on inside information (or "tip" information to others to enable them to trade), the penalties may include:

●	A civil fine of up to three times the profit gained or loss avoided (plus disgorgement of any profit);
●	A criminal fine (no matter how small the profit) of up to $1 million; and
●	A jail term of up to ten years.

For a company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading, the consequences may include:

●	A civil fine of the greater of $1 million and three times the profit gained or loss avoided as a result of the employee's violation; and
●	A criminal fine of up to $2.5 million.

Moreover, Veeco may impose sanctions for violations of this Policy, including dismissal for cause. Needless to say, any of the above consequences, even an SEC investigation that does not result in prosecution, can tarnish an individual's reputation and irreparably damage a career, while also causing untold damage to Veeco's reputation and prospects.

Post-Termination Transactions.

The securities laws prohibiting trading when in possession of material nonpublic information continue to apply to transactions in Veeco securities even after termination of service to Veeco. If an individual is in possession of material nonpublic information when his or her service terminates, that individual may not trade in Veeco securities until that information has become public or is no longer material.

Company Assistance.

If you have any questions about this Policy or its application to any proposed transaction you may obtain additional guidance from the Policy Administrator.

Exhibit

Exhibit A: Guidelines for Rule 10b5-1 Plans

EXHIBIT A

GUIDELINES FOR RULE 10b5-1 PLANS

A.Requirements for all 10b5-1 Plans:

1.	Entering Into the Plan. You must enter into any Rule 10b5-1 Plan in good faith and not as part of a plan or scheme to evade compliance with federal or state securities laws. In addition, all Rule 10b5-1 Plans must be established during “safe” periods and at times when you are not in possession of any material non-public information concerning the Company. If you are a director or an officer of the Company for purposes of Section 16 of the Exchange Act (an “Executive Officer”), you must include representations in your Plan documents at the time of adoption or modification certifying that (a) you are not aware of material non-public information about the Company or its securities and (b) you are adopting the Plan in good faith and not as part of a plan or scheme to evade the anti-fraud provisions of Rule 10b-5.
2.	Written, Binding Contract. Any Rule 10b5-1 Plan must be a non-discretionary plan in the form of a written, binding contract and must specify:
●	Either (i) the amount of securities to be sold or (ii) include a written formula for determining the amount of securities to be sold,
●the price(s) at which the securities are to be sold (e.g., a market price on a particular date, a limit price, a fixed price) and
●the date(s) on which, or period of time over which, the securities are to be sold.
3.	Approval by the Company. The Securities Trading Policy Administrator must approve in writing the form and terms of any Rule 10b5-1 Plan, including the applicable Broker Agreement.
4.	Mandatory Cooling-Off Periods.
a.	Trading under any Rule 10b5-1 Plan cannot commence until specified “cooling-off” periods have elapsed following adoption or any modification of such Plan. If you are a director or Executive Officer, the cooling-off period following adoption or modification is the later to end of (a) ninety (90) days following adoption or modification of the Plan or (b) two (2) business days following the disclosure, in a Quarterly Report on Form 10-Q or an Annual Report on Form 10-K, of the Company’s financial results for the fiscal quarter in which the 10b5-1 Plan was adopted or modified (but not more than one hundred twenty (120) days following Plan adoption or modification). If you are neither a director nor an Executive Officer, you will be subject to a thirty (30) day cooling off period that commences following adoption or modification of the Plan.
b.	Certain types of modifications to an existing 10b5-1 Plan will be deemed to be a termination of the existing Plan and adoption of a new one, which will trigger a cooling-off period prior to trading under the new Plan. Those modifications consist of changes to the amount, price or timing of the purchase or sale of the securities (or a change to a written formula or algorithm, or computer program that affects the amount, price or timing of the purchase or sale of the securities) underlying a contract, instruction or written plan. However, modifications to an existing Rule 10b5-1 Plan that do not change the sale or purchase prices or price ranges, the amount of securities to be sold or purchased, or the timing of transactions under the Plan (such as an adjustment for a stock split or a change in account information) will not trigger a new cooling-off period.
5.	Limitations on Individuals with Respect to Multiple Plans, Single Trade Plans and Multiple, Overlapping Rule 10b5-1 Plans. You will be subject to limitations on multiple Plans, single trade Plans and multiple, overlapping Plans. In particular, multiple, overlapping 10b5-1 Plans are prohibited with the following limited exceptions:
a.	You may enter into more than one Plan with different broker-dealers or other agents and treat the plans as a single Rule 10b5-1 Plan so long as, when taken as a whole, the collective “plan” complies with all of the requirements of Rule 10b5-1;
b.	You may adopt one later-commencing Plan so long as that Plan has a cooling-off period that starts when the first Plan terminates; and
c.	You may set up an additional Rule 10b-5 Plan solely to sell securities as necessary to satisfy tax withholding obligations arising exclusively from the vesting of a compensatory award (referred to as “sell-to-cover transactions”).

Even if you fall within one of these exceptions, except with respect to sell-to-cover transactions, you may rely on the affirmative defense under 10b5-1(c) for only one single-trade Plan during any twelve (12)-month period, and only if you did not adopt another single-trade Plan that qualified for the affirmative defense under Rule 10b5-1 during the preceding twelve (12)-month period.

6.	Duration of the Plan. Any Rule 10b5-1 Plan must either: (a) have a fixed termination date that is at least six (6) months after the date the first transaction is effectuated under such Rule 10b5-1 Plan, or (b) continue for an indefinite period—until there are no more securities available under such Rule 10b5-1 Plan.
7.	No Insider Information Known by Executing Broker. No transactions under any Rule 10b5-1 Plan may be executed by a person who is aware of material non-public information at the time of the scheduled transaction. You agree not to communicate, directly or indirectly, any information relating to the securities or the Company, to any broker, dealer, financial advisor, trustee or any other third party who is involved, directly or indirectly, in executing a Rule 10b5-1 Plan at any time while such Rule 10b5-1 Plan is in effect.
8.	Amendments, Modifications and Termination. Any amendments or modifications to any Rule 10b5-1 Plan must be made in good faith and only at a time when you are not aware of any material non-public information. Trading under an amended or modified Rule 10b5-1 Plan is subject to the cooling-off periods described in Section 4 above. A 10b5-1 Plan may be terminated by giving notice to the broker with whom the Plan was established, with a copy to the Company, Attention: General Counsel. The Company retains the right at any time to impose additional and/or different requirements in connection with the amendment, suspension, or termination of a trading plan in order to protect you and the Company from potential liability.
9.	Section 16 Reporting; Forms 144. If you are an Executive Officer or a member of the Board of Directors of the Company, any Rule 10b5-1 Plan should provide that the broker will:
a.	prepare and file on your behalf appropriate forms to comply with Rule 144 and Rule 701 applicable to securities transactions by you under such Rule 10b5-1 Plan, and
b.	promptly notify designated representatives of the Company of any trade executions in order to enable timely reporting on your behalf of any filings required under Section 16 of the Exchange Act. Note that bona fide gifts of securities are required to be reported on Form 4 by the end of the second business day after the gift transaction.

Under SEC rules, if you are required to file reports on Form 4 and Form 5 under Section 16 of the Exchange Act, you are required to indicate by checkbox on those Forms that a reported transaction was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) and to disclose the date of adoption of the relevant trading Plan.

10.	Reporting of adoption, modification or termination of a Rule 10b5-1 Plan. Veeco will be required to make certain quarterly disclosures in its Forms 10-Q and 10-K regarding any adoption, modification or termination of a 10b5-1 Trading Plan by a director or Executive Officer, to provide the duration, securities covered and other material terms of the Plan (other than pricing terms). If you are a director or Executive Officer, upon the occurrence of any such adoption, modification or termination, you are required promptly to furnish to the Securities Trading Policy Administrator information regarding the date of adoption, termination or modification of the 10b5-1 Trading Plan, the 10b5-1 Trading Plan’s duration, the aggregate number of securities to be sold or purchased under the 10b5-1 Trading Plan and any other information reasonably requested by the Plan Administrator.
11.	No Hedging Transactions. While any Rule 10b5-1 Plan is in effect, you may not enter into or alter any corresponding or hedging transaction or position with respect to the securities covered by such Rule 10b5-1 Plan. Note that Veeco’s Securities Trading Policy also prohibits hedging.
12.	Public Announcements by the Company. By entering into a Rule 10b5-1 Plan, you acknowledge and agree that the Company may, in its sole discretion, make public announcements regarding such Rule 10b5-1 Plan, including information as to the timing of the transactions and the amount and price of the securities to be sold.
13.	Trading Outside the Plan. Trading of non-Rule 10b5-1 designated shares outside a Rule 10b5-1 Plan is allowed, but you must always comply with applicable securities laws, including Rule 144 volume restrictions, short-swing profits rules, insider transaction reporting, and the other terms and conditions of the Securities Trading Policy of which these Guidelines are a part. The circumstances of any trades outside any Rule 10b5-1 Plan should be discussed with the Securities Trading Policy Administrator to consider whether such trades may undermine the effectiveness of such Rule 10b5-1 Plan.

B.Recommendations for Plans:

1.	Automatic suspension or termination of the Plan upon the occurrence of certain events. Veeco recommends that any Rule 10b5-1 Plan provide for automatic suspension or termination of such Plan upon:
a.	the public announcement of a merger, recapitalization, acquisition, tender or exchange offer, or other business combination or reorganization which, if completed, would result in the exchange or conversion of shares covered by such Rule 10b5-1 Plan into shares of a company other than the Company;
b.	conversion of the securities covered by such Rule 10b5-1 Plan into rights to receive fixed amounts of cash or into debt securities and/or preferred stock (whether in whole or in part);
c.	the announcement of a public offering of securities by the Company;
d.	the filing of a bankruptcy petition by the Company;
e.	your death, disability or mental incapacity; or

f.	the termination of your employment by, or service as a director of, Veeco.

C.Other Provisions Permissible in Plans:

Any Rule 10b5-1 Plan may also include such other reasonable and customary terms and conditions as you may approve; provided, however, that no such term or condition shall be inconsistent with the requirements of these guidelines.